Mail Stop 3561

August 24, 2007

Anthony J. Wall
General Counsel
Big Dog Holdings, Inc.
121 Gray Avenue
Santa Barbara, CA 93101

> **Re:**   **Big Dog Holdings, Inc.**
> **Amendment 1 to Registration Statement on Form S-3**
> **Filed August 8, 2007**
> **File No. 333-143928**

Dear Mr. Wall:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-3

1. We note your response to comment 2 in our letter dated July 17, 2007. Please provide your response in an appropriate place in your prospectus.

2. We note your response to comment 3 in our letter dated July 17, 2007. Please revise your disclosure to explain why Kayne Anderson Capital Advisors, L.P. was paid $400,000. Your indication that the payment was "in connection with the purchases in the offering" does not provide sufficient information.

3. We note your response to comment 4 in our letter dated July 17, 2007 and your indication that there have been no securities transactions between the Company and any of the selling security holders that relate to the offering, however, the comment was not restricted to securities transactions that relate the offering. We are inquiring about all securities transactions between such parties. Please advise. In this regard, we note your indication that those selling security holders that are also officers of the Company have received stock options as equity compensation. Please advise us of any additional transactions.

4. We note your response to comment 6 in our letter dated July 17, 2007. We reissue in part our prior comment. Please make reasonable inquires as whether any of the selling shareholders have an existing short position in your common stock. If any of selling shareholders has an existing short position, then please provide the following additional information:

   - the date on which each such selling shareholder entered into that short position, and

   - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

5. We note your response to comment 9 in our letter dated July 17, 2007. Please revise your disclosure to disclose that Fred Kayne and Richard Kayne are brothers, as you have indicated in your response.

Incorporation of Certain Documents by Reference

6. Please update this discussion to incorporate your most recently-filed Form 10-Q for the quarter ended June 30, 2007, filed on August 14, 2007.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jocelyn M. Arel, Esq.
    Godwin Procter LLP